UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three month period ended March 31, 2009, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (US GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 15, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	U.S. GAAP Quarterly Report for the Period Ended March 31, 2009

5

Exhibit 99.1

QIAGEN N.V.

U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2009

Financial Information

Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2009 (unaudited) and December 31, 2008	2

Condensed Consolidated Statements of Operations (unaudited) for the three months ended March 31, 2009 and 2008	4

Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2009 and 2008	5

Notes to Condensed Consolidated Financial Statements (unaudited)	6

Operating and Financial Review and Prospects	23

Quantitative and Qualitative Disclosures About Market Risk	29

Recent Authoritative Pronouncements	30

Application of Critical Accounting Policies, Judgments and Estimates	30

Contractual Obligations	30

Legal Proceedings	30

Risk Factors	30

March 31, 2009 U.S. GAAP Quarterly Report	1

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$337,036	$333,313
Accounts receivable, net of allowance for doubtful accounts of $3,075 and $3,070 in 2009 and 2008, respectively	159,509	158,440
Income taxes receivable	9,752	14,441
Inventories, net	110,089	108,563
Prepaid expenses and other	67,192	61,424
Deferred income taxes	21,679	27,374

Total current assets	705,257	703,555

Long-Term Assets:
Property, plant and equipment, net	281,440	289,672
Goodwill	1,148,924	1,152,105
Intangible assets, net of accumulated amortization of $149,301 and $132,570 in 2009 and 2008, respectively	620,005	640,309
Deferred income taxes	50,097	73,766
Other assets	26,650	25,916

Total long-term assets	2,127,116	2,181,768

Total assets	$2,832,373	$2,885,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2009 U.S. GAAP Quarterly Report	2

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	March 31, 2009	December 31, 2008
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$38,978	$48,836
Accrued and other liabilities (of which $10,049 and $6,358 due to related parties in 2009 and 2008, respectively, see Note 17)	146,448	163,513
Income taxes payable	2,518	14,288
Current portion of long-term debt	25,000	25,000
Current portion of capital lease obligations	2,976	2,984
Deferred income taxes	6,599	7,754

Total current liabilities	222,519	262,375

Long-Term Liabilities:
Long-term debt (of which $445,000 in 2009 and 2008 due to related parties, see Note 8)	920,000	920,000
Capital lease obligations, net of current portion	28,558	29,718
Deferred income taxes	188,456	212,589
Other	10,401	6,797

Total long-term liabilities	1,147,415	1,169,104

Commitments and Contingencies (Note 15)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—198,276,028 and 197,839,113 shares in 2009 and 2008, respectively	2,218	2,212
Additional paid-in capital	963,704	958,665
Retained earnings	502,496	477,812
Accumulated other comprehensive (loss) income	(5,979)	15,155

Total QIAGEN N.V. shareholders’ equity	1,462,439	1,453,844

Total liabilities and shareholders’ equity	$2,832,373	$2,885,323

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2009 U.S. GAAP Quarterly Report	3

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended March 31,
	2009	2008
	(unaudited)
Net sales	$220,933	$207,106
Cost of sales	74,484	65,882

Gross profit	146,449	141,224

Operating Expenses:
Research and development	25,643	21,369
Sales and marketing	56,098	54,078
General and administrative, integration and other	23,788	29,088
Acquisition related intangible amortization	3,891	3,651

Total operating expenses	109,420	108,186

Income from operations	37,029	33,038

Other Income (Expense):
Interest income	1,185	2,972
Interest expense	(7,431)	(10,451)
Other income, net	1,781	2,135

Total other expense	(4,465)	(5,344)

Income before provision for income taxes and noncontrolling interest	32,564	27,694
Provision for income taxes	7,880	7,301

Net income	$24,684	$20,393
Less: Noncontrolling interest	—	60

Net income attributable to QIAGEN N.V.	$24,684	$20,333

Basic and Diluted net income attributable to QIAGEN N.V. per common share	$0.12	$0.10

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2009 U.S. GAAP Quarterly Report	4

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2009	2008
	(unaudited)
Cash Flows From Operating Activities:
Net income attributable to QIAGEN N.V.	$24,684	$20,333
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	10,462	10,953
Amortization of purchased intangible assets	16,904	14,477
Share-based compensation expense	2,188	2,178
Excess tax benefits from share-based compensation	(573)	(3,291)
Deferred income taxes	(3,559)	(14,194)
Gain on sale of marketable securities	—	(780)
Other non-cash items	1,488	(191)
Net changes in operating assets and liabilities:
Accounts receivable	(4,946)	(13,001)
Inventories	(5,066)	(9,540)
Accounts payable	(9,586)	(5,685)
Accrued and other liabilities	(11,006)	(10,400)
Other operating assets and liabilities	(7,216)	14,819

Net cash provided by operating activities	13,774	5,678

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(9,927)	(9,544)
Proceeds from sale of equipment	15	36
Purchases of intangible assets	(1,759)	(741)
Sales of marketable securities	—	2,313
Cash paid for acquisitions, net of cash acquired	(2,349)	(869)
Loan to related party	—	(1,441)

Net cash used in investing activities	(14,020)	(10,246)

Cash Flows From Financing Activities:
Principal payments on capital leases	(734)	(687)
Proceeds from subscription receivables	113	150
Excess tax benefits from share-based compensation	573	3,291
Issuance of common shares under employee stock plans	4,750	6,042
Other financing activities	(89)	(541)

Net cash provided by financing activities	4,613	8,255

Effect of exchange rate changes on cash and cash equivalents	(644)	554
Net decrease in cash and cash equivalents	3,723	4,241
Cash and cash equivalents, beginning of period	333,313	347,320

Cash and cash equivalents, end of period	$337,036	$351,561

The accompanying notes are an integral part of these condensed consolidated financial statements.

March 31, 2009 U.S. GAAP Quarterly Report	5

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly-owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations but does not have control, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the company’s adoption of Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS 160). Additionally, amounts reported in prior years as acquisition, integration and related costs and restructuring and relocation costs within operating expenses are now included as part of the line “General and administrative, integration, and other costs.”

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

On January 1, 2009, the Company adopted Statement of Financial Accounting Standard (SFAS) 141 (revised 2007) (SFAS 141R) “Business Combinations” and SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” FAS 141R will impact the Company primarily in five areas: acquired in-process research and development will be accounted for as an indefinite lived intangible asset until approval or discontinuation rather than as expense; acquisition costs will be expensed rather than added to the cost of an acquisition; restructuring costs in connection with an acquisition will be expensed rather than added to the cost of an acquisition; the fair value of contingent consideration at the date of an acquisition will be included in the cost of an acquisition; and the fair value of contingent liabilities that are more likely than not of occurrence will be recorded at the date of an acquisition. The effects of these changes are applicable to acquisitions on or after January 1, 2009. The adoption of SFAS 160 has been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for prior periods presented. Prior to the adoption of SFAS 160, the noncontrolling interests’ share of net income was included in minority interest in income (expense) in the consolidated statement of income and the noncontrolling interests’ equity was included in temporary equity in the consolidated balance sheet.

On January 1, 2009, the Company adopted SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161)—an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 impacts disclosures only.

On January 1, 2009, the Company adopted the Emerging Issues Task Force (EITF) consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues

March 31, 2009 U.S. GAAP Quarterly Report	6

generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. This Issue shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of EITF No. 07-1 did not result in a change to the Company’s historical consolidated financial statements.

Recently Issued Accounting Standards

In 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” which provides additional guidance for the accounting for and presentation of impairment losses on securities. The Company will adopt this FSP in the second quarter of 2009 and does not expect adoption to have a material effect.

In 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability, fair value is still determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company will adopt this FSP in the second quarter of 2009 and does not expect adoption to have a material effect.

In 2009, the FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments.” This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require these disclosures in summarized financial information at interim reporting periods. The Company will adopt this FSP in the second quarter of 2009 and does not expect adoption to have a material effect.

3. Share-Based Payments

The Company issues share-based awards under the QIAGEN N.V. Amended and Restated 2005 Stock Plan. The Company had approximately 17.0 million shares of common stock reserved and available for issuance under this Plan at March 31, 2009.

In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 5.0 million shares of the Company’s common stock has been reserved for issuances under these plans of which 0.7 million shares remain reserved and available for issuance as of March 31, 2009.

Stock Options

Generally, granted stock options vest over a three-year period. To date, the exercise price of all granted options has been at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. The Company estimated the forfeiture rate based on historical forfeiture experience. For the three-month period ended March 31, 2009, the estimated weighted average forfeiture rate was 8.1%.

During the three-month periods ended March 31, 2009 and 2008, the Company granted options to purchase 288,972 and 216,146 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three-month periods ended March 31, 2009 and 2008:

	Three Months Ended March 31,
	2009	2008
Stock price volatility	41.92%	39.46%
Risk-free interest rate	2.02%	2.73%
Expected life (in years)	5.16	5.61
Dividend rate	0%	0%

March 31, 2009 U.S. GAAP Quarterly Report	7

A summary of the status of the Company’s employee stock options as of March 31, 2009 and changes during the three months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	10,274,996	$14.26
Granted	288,972	$16.38
Exercised	(436,836)	$10.87
Forfeited and cancelled	(109,124)	$29.01

Outstanding at March 31, 2009	10,018,008	$14.36	4.42	$37,342,834

Exercisable at March 31, 2009	9,193,289	$14.02	4.00	$37,303,446

Vested and expected to vest at March 31, 2009	9,968,560	$14.34	4.39	$37,337,892

The weighted average grant-date fair value of options granted during the three months ended March 31, 2009 and 2008 were $6.32 and $8.84, respectively. For the three months ended March 31, 2009 and 2008, options to purchase 436,836 and 605,215 shares, respectively, were exercised. The total intrinsic value of options exercised during the three months ended March 31, 2009 and 2008 were $2.7 million and $7.3 million, respectively.

The unrecognized share-based compensation expense related to employee stock option awards is approximately $4.4 million as of March 31, 2009 and is expected to be recognized over a weighted average period of approximately 2.01 years.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a ratable basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 4.2% for the three months ended March 31, 2009. At March 31, 2009, there was $35.8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.52 years. The weighted average grant date fair value of restricted stock units granted during the first quarter of 2009 was $16.04. A summary of the Company’s restricted stock units as of March 31, 2009 is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	1,908,161
Granted	873,698
Released	—
Forfeited and cancelled	(17,038)

Outstanding at March 31, 2009	2,764,821	3.52	$44,126,543

Vested and expected to vest at March 31, 2009	2,504,996	3.42	$39,979,724

March 31, 2009 U.S. GAAP Quarterly Report	8

Compensation Expense

Total share-based compensation expense for the three months ended March 31, 2009 and 2008 is comprised of the following:

	Three Months Ended March 31,
Compensation Expense (in thousands)	2009	2008
Cost of sales	$209	$234
Research and development	440	499
Sales and marketing	530	680
General and administrative, integration and other	1,009	765

Share-based compensation expense before taxes	2,188	2,178
Income tax benefit	685	734

Net share-based compensation expense	$1,503	$1,444

No compensation cost was capitalized in inventory in 2009 or 2008 as the amounts were not material.

4. Net Income Per Common Share

Net income per common share for the three months ended March 31, 2009 and 2008 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended March 31,
(in thousands)	2009	2008
Weighted average number of common shares used to compute basic net income per common share	198,106	195,993
Dilutive effect of warrants	2,765	5,195
Dilutive effect of stock options and restricted stock units	2,297	3,938

Weighted average number of common shares used to compute diluted net income per common share	203,168	205,126

Outstanding options and awards having no dilutive effect, not included in above calculation	3,601	1,358

Outstanding warrants having no dilutive effect, not included in above calculation	23,702	21,667

5. Acquisitions

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities related to the businesses acquired in 2007 and 2008. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheets. Changes in the acquisition accrual for the period ended March 31, 2009 are as follows:

Changes in the acquisition accrual for the 2008 acquisitions are as follows:

(in thousands)	Lease and facility	Total
ACCRUAL BALANCE AT DECEMBER 31, 2008	$359	$359
Amounts accrued (excess released)	(35)	(35)
Amounts paid in cash or settled	(49)	(49)

ACCRUAL BALANCE AT MARCH 31, 2009	$275	$275

March 31, 2009 U.S. GAAP Quarterly Report	9

Changes in the acquisition accrual for the 2007 acquisitions are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2008	$1,367	$996	$101	$2,464
Amounts accrued (excess released)	(110)	3	141	34
Amounts paid in cash or settled	(247)	(350)	(19)	(616)

ACCRUAL BALANCE AT MARCH 31, 2009	$1,010	$649	$223	$1,882

6. Investments and Variable Interest Entities

Investments—The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

Variable Interest Entities—FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)), requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FIN 46 (R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself.

The Company also has 100% interest in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 8 below.

7. Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Company makes use of economic hedges, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying accounting hedges. All derivatives that qualify for hedge accounting in accordance with Statement 133 are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2009, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. The Company does not expect to reclassify any amount currently included in accumulated other comprehensive income as unrealized gain or loss from derivative contracts into earnings. Derivatives, including those that are not designated as hedges under SFAS No. 133, are principally classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

March 31, 2009 U.S. GAAP Quarterly Report	10

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 8) and which qualify for hedge accounting as cash- flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the delta in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at March 31, 2009 and December 31, 2008 of approximately $2.1 million and $3.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 8) and which qualified as cash-flow hedges with a notional amount of $120.0 million and $60.0 million as of March 31, 2009 and December 31, 2008, respectively, which mature in November 2012 and had fair market values of $4.4 million and $4.9 million at March 31, 2009 and December 31, 2008, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at March 31, 2009, an aggregate notional value of approximately $109.3 million and a fair value of $1.1 million and $1.0 million which is included in other assets and other liabilities respectively and which expire at various dates through March 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign exchange risk. Changes in their fair value have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and a fair value of $0.3 million and $10.9 million which is included in other assets and other liabilities respectively and which expired at various dates through March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign exchange risk. Changes in their fair value have been recognized in other income, net.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt, which qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of March 31, 2009 and December 31, 2008 had an aggregate fair value of $8.4 million and $6.8 million, respectively, recorded in other long-term liabilities in the accompanying consolidated balance sheets.

March 31, 2009 U.S. GAAP Quarterly Report	11

Fair Values of Derivative Instruments

The following table summarizes the location and fair value amounts of derivatives instruments reported in the consolidated balance sheet as of March 31, 2009 and December 31, 2008

	Derivatives in Asset Positions			Derivatives in Liability Positions
		Fair value			Fair value
(in thousands)	Balance Sheet Location	3/31/2009	12/31/2008	Balance Sheet Location	3/31/2009	12/31/2008
Derivative instruments designated as hedges
Interest rate contracts	n/a	n/a	n/a	Other long-term liabilities	$(8,404)	$(6,811)
Foreign exchange contracts	Prepaid & other assets	42	n/a	Other long-term liabilities	(6,572)	(8,028)

Total derivative instruments designated as hedges		$42	$—		$(14,976)	$(14,839)

Undesignated derivative instruments
Foreign exchange contracts	Prepaid & other assets	$1,059	$344	Accrued and other liabilities	(1,020)	(10,891)

Total derivative instruments		$1,101	$344		$(15,996)	$(25,730)

Gains and Losses on Derivative Instruments

The following table summarizes the locations and gains on the Company’s derivative instruments for the three months ended March 31, 2009.

(in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash flow hedges
Interest rate contracts	$(1,593)	Interest expense	$—	n/a
Foreign exchange contracts	975	Other income, net	(3,628)	n/a

Total	$(618)		$(3,628)	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$40

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

March 31, 2009 U.S. GAAP Quarterly Report	12

Fair value measurements

Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities, which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. On January 1, 2009, the Company completed the adoption of SFAS No. 157, “Fair Value Measurements,” as it relates to nonfinancial assets and liabilities that are measured at fair value. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

There were no fair value adjustments in the first quarter of 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

March 31, 2009 U.S. GAAP Quarterly Report	13

8. Debt

The Company has eight separate lines of credit with aggregate borrowing availability of approximately $165.2 million with variable interest rates, of which insignificant amounts were utilized at March 31, 2009 and December 31, 2008. At March 31, 2009 and December 31, 2008, debt totaled approximately $945.0 million, of which $25.0 million was current and consisted of the following:

(in thousands)
$500 million note payable bearing interest at LIBOR plus a variable margin ranging from 0.4% to 0.775%, or 1.07% and 1.01% at March 31, 2009 and December 31, 2008, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	145,000

Total	945,000
Less current portion	25,000

Long-term portion	$920,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of a $500 million term loan, a $100 million bridge loan, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2009.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At March 31, 2009 and December 31, 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at March 31, 2009 was approximately $286.9 million. The Company has reserved 15.0 million shares of common stock for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At March 31, 2009 and December 31, 2008, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at March 31, 2009 was approximately $194.1 million. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

March 31, 2009 U.S. GAAP Quarterly Report	14

9. Inventories

The components of inventories consist of the following as of March 31, 2009 and December 31, 2008:

(in thousands)	March 31, 2009	December 31, 2008
Raw materials	$33,494	$34,820
Work in process	41,093	36,305
Finished goods	35,502	37,438

Total inventories	$110,089	$108,563

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of March 31, 2009 and December 31, 2008:

	March 31, 2009		December 31, 2008
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$230,773	$(47,509)	$233,083	$(43,399)
Developed technology	377,533	(74,655)	379,769	(65,456)
Customer Base and Trademarks	161,000	(27,137)	160,033	(23,715)

	$769,306	$(149,301)	$772,879	$(132,570)

Unamortized Intangible Assets:
Goodwill	$1,148,924		$1,152,105

The changes in the carrying amount of goodwill for the three months ended March 31, 2009 resulted from 2008 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with 2007 acquisitions.

For the three-month periods ended March 31, 2009 and 2008, amortization expense on intangible assets totaled approximately $18.5 million and $16.4 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands) Year	Annual Amortization
2010	$70,788
2011	$69,539
2012	$65,141
2013	$62,718
2014	$62,027

11. Income Taxes

Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. The provision for income taxes is based upon the estimated annual effective tax rates. In the three-month periods ended March 31, 2009 and 2008, the effective tax rates were 24% and 26%, respectively. In the first quarter of 2009, the effective tax rate decreased compared to the same period in 2008 as a result of lower rates in the U.S. and the related impacts of the rate change, partially offset by an increasing portion of pre-tax income attributable to subsidiaries with higher effective tax rates.

March 31, 2009 U.S. GAAP Quarterly Report	15

The Company assesses uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109” (FIN 48). At March 31, 2009, the Company’s unrecognized tax benefits totaled approximately $8.9 million which if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately $1.2 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing. These matters are expected to be settled either in the course of ongoing negotiations or when the statutes of limitations expire. We cannot reasonably estimate the range of the potential outcomes of these matters.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004.

The Company has undistributed earnings in foreign subsidiaries. In some jurisdictions the Company would be subject to tax upon repatriation of those earnings, in the form of dividends or otherwise. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases, the Company has accrued for such taxes. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all of its undistributed foreign earnings.

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2008 to March 31, 2009 and from December 31, 2007 to March 31, 2008, respectively:

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
(in thousands, except for number of shares)	Shares	Amount	Capital	Earnings	Income	Total
BALANCE AT DECEMBER 31, 2008	197,839,113	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	24,684	—	24,684
Proceeds from subscription receivables	—	—	113	—	—	113
Unrealized (loss), net on hedging contracts	—	—	—	—	(261)	(261)
Realized (gain), net on hedging contracts	—	—	—	—	(2,585)	(2,585)
Translation adjustment	—	—	—	—	(18,288)	(18,288)
Issuance of common shares in connection with stock plan	436,836	6	4,743	—	—	4,749
Stock issued from conversion of warrants	79	—	1	—	—	1
Share-based compensation	—	—	2,188	—	—	2,188
Tax benefit of employee stock plans	—	—	(2,006)	—	—	(2,006)

BALANCE AT MARCH 31, 2009	198,276,028	$2,218	$963,704	$502,496	$(5,979)	$1,462,439

March 31, 2009 U.S. GAAP Quarterly Report	16

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
(in thousands, except for number of shares)	Shares	Amount	Capital	Earnings	Income	Total
BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	20,333	—	20,333
Proceeds from subscription receivables	—	—	150	—	—	150
Unrealized (loss), net on hedging contracts	—	—	—	—	(2,658)	(2,658)
Realized loss, net on hedging contracts	—	—	—	—	3,379	3,379
Realized (gain), net on marketable securities	—	—	—	—	(780)	(780)
Translation adjustment	—	—	—	—	27,536	27,536
Issuance of common shares in connection with stock plan	957,887	14	5,965	—	—	5,979
Issuance of common shares in connection with eGene	3,466	1	62	—	—	63
Share-based compensation	—	—	2,178	—	—	2,178
Tax benefit of employee stock plans	—	—	3,291	—	—	3,291

BALANCE AT MARCH 31, 2008	196,296,429	$2,190	$937,243	$409,112	$102,501	$1,451,046

13. Comprehensive Income (Loss)

The components of comprehensive income for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,
(in thousands)	2009	2008
Net income	$24,684	$20,333
Net unrealized (loss) on marketable securities	—	(780)
Net unrealized (loss) on hedging contracts	(261)	(2,658)
Net realized (gain) loss on hedging contracts	(2,585)	3,379
Foreign currency translation (loss) gain adjustments	(18,288)	27,536

Comprehensive income	$3,550	$47,810

The following table is a summary of the components of accumulated other comprehensive income as of March 31, 2009 and December 31, 2008:

(in thousands)	March 31, 2009	December 31, 2008
Net unrealized (loss) on hedging contracts, net of tax of $2.8 million and $1.5 million in 2009 and 2008, respectively	$(5,008)	$(2,162)
Net unrealized (loss) on pension, net of tax of $40,000 in 2009 and 2008	(92)	(92)
Foreign currency translation adjustments, net of tax of $0.5 million and $6.0 million in 2009 and 2008, respectively	(879)	17,409

Accumulated other comprehensive income (loss)	$(5,979)	$15,155

March 31, 2009 U.S. GAAP Quarterly Report	17

14. Supplemental Cash Flow Information

Supplemental cash flow information for the three months ended March 31, 2009 and 2008 is as follows:

	Three Months Ended March,
(in thousands)	2009	2008
Cash paid for:
Interest	$6,359	$4,237
Income taxes	$8,524	$4,535
Non-cash Activities:
Equipment purchased through capital lease	$99	$—

15. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $37.9 million based on the achievement of certain revenue and operating results milestones as follows: $3.8 million in 2009, $15.7 million in 2010, $3.2 million in 2011, $3.5 million 2012, and $11.7 million payable in any 12-month period from now until 2012 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of March 31, 2009 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended March 31, 2009 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2008	$2,724
Provision charged to income	419
Usage	(481)
Adjustments to previously provided warranties, net	487
Currency translation	(105)

BALANCE AT MARCH 31, 2009	$3,044

Preacquistion Contingencies

In connection with the acquisition of Corbett in the third quarter of 2008, $25.1 million was paid into an escrow account to cover preacquistion contingencies assumed in the acquisition. The escrow amounts are recorded as an asset in prepaid and other expenses and amount to $23.1 million and $25.1 million as of March 31, 2009 and December 31, 2008, respectively. Correspondingly, $23.1 million and $25.1 million for preacquistion contingencies are recorded as a liability under accrued and other liabilities as of March 31, 2009 and December 31, 2008, respectively.

March 31, 2009 U.S. GAAP Quarterly Report	18

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of March 31, 2009, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett, QIAGEN is now involved in various claims and legal proceedings including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. Third Wave denied infringement and counterclaimed, alleging several antitrust allegations against Digene. The District Court issued a Markman ruling, and in September 2007 the District Court dismissed Digene’s complaint against Third Wave along with certain counterclaims with the only substantive issue unresolved being the antitrust issues against Digene. In October 2007 Digene filed a Motion for Summary Judgment on the antitrust claims and in January 2008 the District Court granted the motion. In February 2008, Third Wave withdrew the only remaining claim. Both parties appealed to the Federal Circuit and on April 1, 2009, the Federal Circuit affirmed the District Court’s opinion on all issues.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2009, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the Arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. QIAGEN is contesting the motion and will vigorously pursue this matter.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett Life Sciences PTY Ltd (Corbett) in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. The case is at its earliest stages and QIAGEN, Inc. and Corbett will vigorously pursue.

16. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

March 31, 2009 U.S. GAAP Quarterly Report	19

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands)	Three Months Ended March 31,
Net Sales	2009	2008
Americas	$260,036	$237,641
Germany	81,818	79,365
Switzerland	26,153	17,340
Asia	27,768	21,470
All other	50,733	43,117
Corporate	50	535

Subtotal	446,558	399,468
Intersegment Elimination	(225,625)	(192,362)

Total	$220,933	$207,106

March 31, 2009 U.S. GAAP Quarterly Report	20

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands)	Three Months Ended March 31,
Intersegment Sales	2009	2008
Americas	$(146,381)	$(131,269)
Germany	(50,100)	(46,293)
Switzerland	(23,000)	(14,205)
Asia	(1,289)	(538)
All other	(4,855)	(57)

Total	$(225,625)	$(192,362)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands)	Three Months Ended March 31,
Operating Income (Loss)	2009	2008
Americas	$19,402	$18,417
Germany	16,913	17,911
Switzerland	1,438	(1,516)
Asia	1,868	1,340
All other	3,728	5,675
Corporate	(5,083)	(7,031)

Subtotal	38,266	34,796
Intersegment Elimination	(1,237)	(1,758)

Total	$37,029	$33,038

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

Assets (in thousands)	March 31, 2009	December 31, 2008
Americas	$3,168,940	$2,927,088
Germany	439,381	459,428
Switzerland	126,835	127,677
Asia	96,168	97,822
All other	286,107	284,229
Corporate	1,054,003	914,336

Subtotal	5,171,434	4,810,580
Intersegment Elimination	(2,339,061)	(1,925,257)

Total	$2,832,373	$2,885,323

March 31, 2009 U.S. GAAP Quarterly Report	21

17. Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 8, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of March 31, 2009 and December 31, 2008, the Company had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.0 and $3.4 million, respectively and amounts receivable from QIAGEN Finance of $0.7 million and $2.4 million, respectively. As of March 31, 2009 and December 31, 2008, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $9.0 and $3.0 million, respectively, and amounts receivable of $5.0 million and $1.7 million, respectively.

In 2004, the Company entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services subject to adjustment.

March 31, 2009 U.S. GAAP Quarterly Report	22

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this report and any documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis and interpretation. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing, in pharmaceutical discovery and development and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets (molecular diagnostics used outside of human healthcare), such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including countries throughout Europe, Asia, the Americas, Australia and Canada. We also have specialized independent distributors and importers. We employ more than 3,000 people in over 30 locations worldwide.

Since 2003, we have had a compound annual growth rate of approximately 21% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

On March 1, 2009, we acquired the molecular diagnostics distribution business in China and Hong Kong for a purchase price of $ 2.4 million and potential milestone payments amounting to a maximum of $ 0.2 million

•

In October 2008, we acquired all assets to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR)

March 31, 2009 U.S. GAAP Quarterly Report	23

reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

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In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

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In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene and was renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

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In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI), an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

In the first quarter of 2009, on a consolidated basis, operating income increased to $37.0 million compared to $33.0 million for the same period in 2008. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 2% and 68% in the first quarter of 2009 as compared to 68% and 11% in the first quarter of 2008, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment. Further segment information can be found in Note 16 in the accompanying financial statements.

(in thousands)	Three Months Ended March 31,
Operating Income (Loss)	2009	2008
Americas	$19,402	$18,417
Germany	16,913	17,911
Switzerland	1,438	(1,516)
Asia	1,868	1,340
All other	3,728	5,675
Corporate	(5,083)	(7,031)

Subtotal	38,266	34,796
Intersegment Elimination	(1,237)	(1,758)

Total	$37,029	$33,038

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In the three-month period ended March 31, 2009, compared to the same period in 2008, operating income by segment primarily reflects an increase in sales partially offset by the impact of foreign exchange rates, as well as a significant increase in research and development expenditures.

First Quarter Ended March 31, 2009 compared to 2008

Net Sales

In the first quarter of 2009, net sales increased 7% to $220.9 million compared to $207.1 million in the first quarter of 2008. Our first quarter 2009 net sales include the results of operations of Corbett, which was acquired in July 2008. The increase in total sales includes organic growth (11%) and sales from our recently acquired businesses (5%), partially offset by the negative impact of foreign exchange rates (9%).

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In the first quarter of 2009, net sales in Asia increased by 27%, primarily driven by Japan, Hong Kong, China and Singapore, net sales in the Americas increased by 7% and net sales in all other countries increased by 7%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our instruments products, which represented approximately 11% of total sales, and sample and assay technologies, which represented approximately 89% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 2% and 68%, respectively, in the first quarter of 2009 as compared to the same period in 2008. The current global financial crisis and the current and potential recessions in many countries can represent a risk for the Company and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth. Additionally, if the financial crisis endures too long and is not addressed promptly and effectively, future growth could be adversely effected.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect net sales, potentially to a significant degree. When calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $18.7 million of currency effects in the three months ended March 31, 2009, as compared to the same period in 2009.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 20 new products in the area of sample & assay technologies including a series of sample preparation technologies such as, PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and QIAamp Circulating Nucleic Acid Kit for use in prenatal and virus nucleic acid detection. In addition QIAGEN launched a number of assay technologies including two digene HPV Genotyping Tests for research use only as well as the PyroMark K-ras Kit.

Gross Profit

Gross profit was $146.4 million, or 66% of net sales, in the three month period ended March 31, 2009 as compared to $141.2 million, or 68% of net sales, in 2008. The absolute dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. The gross margin in 2009 as compared to 2008 reflects an increase in instrumentation sales as well as an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $13.0 million in the first quarter of 2009 as compared to $10.8 million in 2008. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett which was acquired in July 2008. We expect that our acquisition-related intangible amortization will continue to increase as a result of new acquisitions.

In addition, during 2009 a total of $230,000 was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold.

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Research and Development

Research and development expenses increased 20% to $25.6 million (12% of net sales) in the first quarter of 2009 compared to $21.4 million (10% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $2.2 million of currency impact in the first quarter of 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and anticipate that absolute research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 4% to $56.1 million (25 % of net sales) in the first quarter of 2009 from $54.1 million (26% of net sales) in the same period of 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2009 as compared to 2008 is primarily due to our acquisition of Corbett in July of 2008. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $4.8 million of currency impact in the first quarter of 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will remain, for the most part, consistent as a percentage of overall revenue.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs decreased 18% to $23.8 million (11% of net sales) in the first quarter of 2009 from $29.1 million (14% of net sales) in the first quarter of 2008. Using identical foreign exchange rates for both years, these expenses decreased approximately 11%. The decrease in these expenses in 2009 is primarily the result of lower integration costs in 2009 partially offset by an increase of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in countries including Australia. While we have continued to incur integration costs for businesses acquired in 2008, such costs totaled approximately $2.5 million in the first quarter of 2009 as compared to $8.7 million in the same period of 2008. Included in these costs are $1.0 million in 2009 and $2.7 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration decreased by $2.0 million due to currency impacts in the first quarter of 2009 as compared to the same period of 2008. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $3.9 million compared to $3.7 million in 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

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Other Income (Expense)

Other expense was $4.5 million and $5.3 million in the three-month periods ended March 31, 2009 and 2008, respectively. This decrease in expense in the three-month period was mainly due to decreased interest expense, partially offset by lower interest income. Additionally, during the first quarter of 2009, we recorded a $2.6 million gain on foreign currency translation and $1.8 million of loss on the disposition of assets.

For the three-month period ended March 31, 2009, interest income decreased to $1.2 million from $3.0 million in the same period of 2008. The decrease in interest income was due to the result of a decrease in the amount of investments along with a decline in interest rates.

Interest expense decreased to $7.4 million in the three-month period ended March 31, 2009 from $10.5 million in the same period of 2008. Interest costs primarily relate to our long-term debt discussed in Note 8 in the accompanying notes to the condensed consolidated financial statements. The decrease in interest expense in the three-month period ended March 31, 2009 as compared to the same period in 2008 is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the first quarters of 2009 and 2008, our effective tax rates were 24% and 26%, respectively. The provision for income taxes is based upon the estimated annual effective tax rates. In 2009, an increasing portion of pre-tax income is attributable to subsidiaries with higher effective tax rates as compared to 2008 and is primarily related to higher estimated pre-tax income in the U.S.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of March 31, 2009 and December 31, 2008, we had cash and cash equivalents of $337.0 million and $333.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At March 31, 2009, cash and cash equivalents had increased by $3.7 million from December 31, 2008 primarily due to cash provided by operating activities of $13.8 million and financing activities of $4.6 million, offset by cash used in investing activities of $14.0 million. As of March 31, 2009 and December 31, 2008, we had working capital of $482.7 million and $441.2 million, respectively.

Operating Activities. For the periods ended March 31, 2009 and 2008, we generated net cash from operating activities of $13.8 million and $5.7 million, respectively. Cash provided by operating activities increased in 2009 compared to 2008 primarily due to increases in net income, partially offset by an increase in inventories and accrued and other liabilities. The increase in net income is primarily attributable to our 2009 sales growth. The increase in inventories in 2009 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. The decrease in accrued and other liabilities in 2009 reflects approximately $10.6 million related to the derivative transactions used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these derivatives have been recognized in other income, net. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $14.0 million of cash was used in investing activities during the period ended March 31, 2009, compared to $10.2 million for the period ended March 31, 2008. Investing activities during 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. During the first quarter we expanded our direct presence in Asia via the acquisition of our molecular diagnostic distribution business. The purchase price consists of upfront payments in the amount of approximately $ 2.4 million. Investing activities during the first quarter of 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

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In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and are in the planning stage to further expand the German facilities for research and development and production space beginning in July 2009 and continuing through 2010 at an estimated cost of EUR 33.0 million. In addition, we are planning for expansions at our Germantown, USA facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011 at an estimated cost of $29.0 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $37.9 million based on the achievement of certain revenue and operating results milestones as follows: $3.8 million in 2009, $15.7 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.7 million payable in any 12 month period from now until 2012 if certain criteria are met. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities. Financing activities provided $4.6 million in cash for the three months ended March 31, 2009, compared to $8.3 million used in the three months ended March 31, 2008. Cash provided during the period was primarily due to the issuance of common shares in connection with our employee stock plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $165.2 million at variable interest rates, an insignificant amount of which was utilized as of March 31, 2009. We also have capital lease obligations, including interest, in the amount of $31.5 million, and carry $945.0 million of long-term debt, of which $25.0 million is current as of March 31, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At March 31, 2009, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

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We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2008.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in the three month periods end March 31, 2009 and 2008, was $2.6 million and ($0.8 million), respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We account for derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives. We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

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We make use of economic hedges, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying accounting hedges. All derivatives that qualify for hedge accounting in accordance with SFAS 133 are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying consolidated financial statements.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Condensed Consolidated Financial Statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2008. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during the first nine months of 2008.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 8 and 17 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended March 31, 2009 and December 31, 2008.

Contractual Obligations

There are no material changes through March 31, 2009 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2008.

Legal Proceedings

For information on legal proceedings, see Note 15 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2008.

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